EXHIBIT 5.1
                                  LEGAL OPINION


Stewart & Stevenson Services, Inc.
Houston, Texas

As General Counsel of Stewart & Stevenson Services, Inc. (the "Company"), a Texas corporation, I have participated in the preparation and adoption of the Stewart & Stevenson Services, Inc. 1993 Nonofficer Employee Stock Option Plan (the "Plan") and the preparation of a Registration Statement on Form S-8 (the "Registration Statement") with respect to 242,600 shares (the "Shares") of Common Stock, without par value, of the Company to be offered to nonofficer employees of the Company pursuant to options granted pursuant to the Plan.

It is my opinion that the Shares have been duly authorized and that, when issued upon the exercise of an option granted pursuant to the Plan, the Shares will be validly issued, fully paid and nonassessable.

/s/ Lawrence E. Wilson

Lawrence E. Wilson
Vice President & General Counsel
April 25, 1996